(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-32887

CUSIP Number: 92886T201

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Vonage Holdings Corp.
Full Name of Registrant

Not applicable
Former Name if Applicable

23 Main Street
Address of Principal Executive Office (Street and Number)

Holmdel, New Jersey 07733
City, State and Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 12, 2006, a lawsuit was filed against Vonage Holdings Corp. and its subsidiary Vonage America Inc. (collectively, “Vonage”), by Verizon Services Corp. and Verizon Laboratories Inc. (collectively, “Verizon”), in the United States District Court for the Eastern District of Virginia. Verizon alleged that Vonage infringed seven patents in connection with providing Voice over Internet Protocol (VoIP) technology services and sought injunctive relief, compensatory and treble damages and attorney’s fees. After a trial on the merits, on March 8, 2007, a jury returned a verdict finding that Vonage infringed three of the patents-in-suit. The jury rejected Verizon’s claim for treble damages, willful infringement, and attorney’s fees, and awarded compensatory damages in the amount of $58 million. On March 23, 2007, the Court issued an order enjoining Vonage from using certain VoIP technology named in patent litigation against Verizon. The Court stated that it would not execute the order until April 6, 2007, at which time it would consider whether to issue a stay pending Vonage’s appeal of the Court’s decision. In light of the uncertainty surrounding the Court’s decision, including whether Vonage will be required to post bond to secure a stay of injunction and whether and to what extent any interest will be assessed against Vonage, and the potentially material implications to Vonage’s financial results for the year ended December 31, 2006, Vonage cannot complete the preparation of its financial statements without unreasonable effort or expense. Vonage will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: John S. Rego, Executive Vice President, Chief Financial Officer and Treasurer, (732) 528-2600.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until Vonage completes the evaluation of the accounting impact resulting from the Court’s expected decision on April 6, 2007, Vonage is unable to complete its accounting for the year ended December 31, 2006.

Vonage Holdings Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 2, 2007	By:	/s/ John S. Rego
Name: John S. Rego
Title: Executive Vice President, Chief Financial Officer and Treasurer